TERYL RESOURCES CORP.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996      Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

GRANTING AND REPRICING OF STOCK OPTIONS

For Immediate Release: April 24, 2007, Vancouver, BC – Teryl Resources Corp.  (TSX Venture Exchange: TRC.V) announces that it has granted incentive stock options to Directors’ of the Company to purchase up to 1,600,000 common shares at a price of $0.15 per share, exercisable for a period of five years from the date of granting.

The Company also announces that the terms of various stock option agreements entered into with the Company, have been amended. The exercise price has been decreased to purchase up to 125,000 common shares upon exercise of the stock options. The price to exercise the options ranged from $0.30 – to $0.40 per share. The amended price is now at $0.15 per share.

The granting and amendment of the options is subject to regulatory acceptance. Shareholder approval for the granting and exercise of incentive stock options, and disinterested shareholder approval for decreasing the exercise price of options, was obtained at the Company’s annual general meeting held on November 14, 2006.

Dated at Richmond, British Columbia this 24th day of April, 2007.

ABOUT TERYL RESOURCES CORP.

Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross. The Company also has a 100%-interest in the West Ridge property.

Teryl Resources Corp. has an agreement on seven patented claim blocks, consisting of 248 acres, in the Warren Mining District, Cochise County, Arizona. The seven patented claim blocks are called the Gold Hill prospect. The Gold Hill copper, gold, and silver property is four miles west of the Copper Queen/Lavender Pit mine, one of the richest copper mines in history, owned by Phelps Dodge Corporation, which has produced 75 million tons of ore from 1954 to 1970.

Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada.

Teryl Resources Corp. has revenue from oil and gas projects in Texas and Kentucky. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:           John Robertson
                          800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Forward-Looking Statements
This release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We use words such as "anticipate," "believe," "expect," "future," "intend," "plan," and similar expressions to identify forward-looking statements. Forward-looking statements include, without limitation, our ability to increase income streams, to grow revenue and earnings, and to obtain additional cord blood banking revenue streams. These statements are only predictions and are subject to certain risks, uncertainties and assumptions, which are identified and described in the Company's public filings with the Securities and Exchange Commission.